

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   April 20, 2016

Takeshi Uchiyamada
Chief Executive Officer
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture, 471-8571
Japan

> **Re: Toyota Motor Corporation**
> **Amendment No. 2 to**
> **Registration Statement on Form F-4**
> **Filed April 15, 2016**
> **File No. 333-209402**

Dear Mr. Uchiyamada:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2016 letter.

Questions and Answers About the Share Exchange, page v

What are the U.S. federal income tax consequences of the share exchange, page ix

1. Refer to the fourth sentence of the answer to this question. Please clarify that it is the opinion of U.S. counsel that more likely than not the share exchange will qualify as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code. Please similarly revise the last paragraph on page 4 and the last paragraph on page 29.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Masahisa Ikeda, Esq.